SIMPSON THACHER & BARTLETT LLP

900 G STREET, NW

WASHINGTON, D.C. 20001

TELEPHONE: +1-202-636-5500

FACSIMILE: +1-202-636-5502

Direct Dial Number	E-mail Address
(202) 636-5526	wgolden@stblaw.com

October 4, 2024

VIA EDGAR

Re: Finance of America Companies Inc.

Preliminary Information Statement

Filed September 17, 2024

File No. 001-40308

Robert Arzonetti

Susan Block

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Dear Mr. Arzonetti and Ms. Block:

On behalf of Finance of America Companies Inc. (“FOA”), we are providing the following responses to the comment letter, dated October 1, 2024, from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission, regarding the above-referenced Preliminary Information Statement on Schedule 14C (as amended by Amendment No. 1, which is being filed concurrently with this response letter, the “Information Statement”). To assist your review, we have retyped the text of the Staff’s comments in italics below. The responses and information described below are based upon information provided to us by FOA. All defined terms used herein that are not otherwise defined herein have the respective meanings ascribed to such terms in the Information Statement.

General

1. We note that it appears that the approval of the issuance of up to 5,454,546 shares of your Class A Common Stock is intended to facilitate the issuance of certain exchangeable notes expected to be issued by Finance of America Companies Inc, your subsidiary, which notes are convertible into such Class A Common Stock. Given that this proposal involves the approval by shareholders of the issuance of additional securities “otherwise than for exchange for outstanding securities,” please revise your disclosure to include the information required by Item 13(a) of Schedule 14A pursuant to Item 11(e) of Schedule 14A. Refer to Note A to Schedule 14A which applies to you through Item 1 of Schedule 14C.

FOA acknowledges the Staff’s comment and has revised its disclosure on page 13 of the Information Statement by adding a new “Incorporation by Reference” section to provide the information required by Item 13(a) of Schedule 14A, as applicable.

Securities and Exchange Commission	October 4, 2024

Description of the Transactions and Exchangeable Notes

Effect of the Transactions upon Rights of Existing, page 7

2. Please expand your disclosure to describe the general effect upon the rights of existing security holders of the transactions described. This disclosure should describe in particular the dilutive impact on existing shareholders of the issuance of common stock upon conversion of the exchangeable notes. Include disclosure in this section that provides the amount of the dilutive effect of this issuance on the book value per share of your common stock and the percentage by which the existing shareholders’ ownership will decrease upon this issuance. Refer to Item 11(d) of Schedule 14A.

FOA acknowledges the Staff’s comment and has expanded its disclosure, commencing on page 7 of the Information Statement under “Effect of the Transactions upon Rights of Existing Stockholders” to address the matters identified in the Staff’s comment, including a discussion of the dilutive impact on existing shareholders of the issuance of Class A Common Stock upon exchange of the Exchangeable Notes and a quantification of the impact of such issuance on the book value per share of the Class A Common Stock.

Please do not hesitate to call me at (202) 636-5526 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,
/s/ William R. Golden III
William R. Golden III

cc:

Finance of America Companies Inc.

Lauren Richmond, Chief Legal Officer, General Counsel & Secretary

2